UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Walter Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-3429953
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4211 W. Boy Scout Boulevard Tampa, Florida	33607
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(g) of the Act:  None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                    Description of Registrant’s Securities to be Registered.

On November 21, 2008, the Board of Directors of Walter Industries, Inc. (the “Company”) declared a dividend of one common stock purchase right (a “Right”) for each outstanding share of Common Stock of the Company (the “Common Stock”).  The dividend is payable on December 1, 2008 (the “Record Date”) to the stockholders of record on that date.  Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $150 per share (as the same may be adjusted, the “Purchase Price”).  The description and terms of the Rights are set forth in a Rights Agreement dated as of November 21, 2008 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).

Until the close of business on the earlier of (i) the tenth day after the first date of a public announcement that a person (other than an Exempted Entity (as defined below)) or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of shares of Common Stock (which includes for this purpose stock referenced in derivative transactions and securities) having 20% or more of the total voting power of all shares of Common Stock then outstanding or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person (other than an Exempted Entity) or group of shares of Common Stock having 20% or more of the total voting power of all shares of Common Stock then outstanding (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the balances indicated in the book-entry account system of the transfer agent for the Common Stock registered in the names of the holders of the Common Stock.  A Person who beneficially owns shares of Common Stock having 20% or more of the total voting power of all shares of Common Stock then outstanding upon the adoption of the Rights Agreement will not be considered an Acquiring Person unless and until such Person acquires beneficial ownership of additional shares of Common Stock after the date of adoption of the Rights Agreement (other than pursuant to a dividend or distribution paid in shares of Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), unless upon becoming beneficial owner of such additional shares of Common Stock, such person is not then beneficial owner of shares of Common Stock having 20% or more of the total voting power of all shares of Common Stock then outstanding.

“Exempted Entity” shall mean (1) the Company, (2) any Subsidiary (as defined below) of the Company (in the case of subclauses (1) and (2) including, without limitation, in its fiduciary capacity), (3) any employee benefit plan of the Company or of any Subsidiary of the Company, or (4) any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any shares of Common Stock outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock as evidenced by the balances indicated in the book-entry account system of the transfer agent for Common Stock registered in the names of holders of Common Stock.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on the earlier of (i) November 21, 2011 or (ii) November 21, 2009 if stockholder approval of the Rights Agreement has not been received by that date (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights that have become void (as described below, will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.  Notwithstanding the foregoing, following the time any person or group of affiliated or associated persons becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or its affiliates or associates will be null and void.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights that have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of beneficial ownership of shares of Common Stock having 50% or more of the total voting power of all shares of Common Stock then outstanding or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Common Stock will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. In addition, if a Qualified Offer (as described below) is made, the holders of record of outstanding shares of Common Stock having 10% or more of the total voting power of all shares of Common Stock then outstanding (or their duly authorized proxy) may direct the Board of Directors of the Company to call a special meeting of stockholders to consider a resolution authorizing a redemption of all Rights.  If the special meeting is not held within ninety Business Days of being called or if, at the special meeting, the holders of outstanding shares of Common Stock having a majority of the total voting power of all shares of Common Stock outstanding as of the record date of the special meeting (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the redemption of the Rights, then the Rights shall be redeemed at the Redemption Price (or the Board will take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer).

A Qualified Offer, among other things, is an offer determined by the Board of Directors of the Company to be a fully-financed offer for all outstanding shares of Common Stock whose per share offer price (A) exceeds the greatest of (x) the highest reported market price per share of the Common Stock, in the immediately preceding 24 months, (y) $90.75 per share and (z) the highest price per share of the Common Stock paid by the Person making the tender offer or any of its Affiliates during the 24 months immediately preceding the commencement of the tender offer or prior to the expiration of the tender offer, and (B) represents a reasonable premium over the current market price for a period of thirty (30) trading days immediately preceding the date on which the offer commenced, that the Board of Directors of the Company, upon the advice of a nationally recognized investment banking firm, does not deem to be either unfair or inadequate.  A Qualified Offer is, among other things, conditioned upon a minimum of at least two-thirds of the outstanding shares of Common Stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, with a commitment to acquire all shares of Common Stock not tendered for the same consideration.  If the Qualified Offer includes non-cash consideration, such consideration must consist solely of freely-tradeable common stock of a publicly traded company, and the board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate.  A Qualified Offer must also remain open for at least 120 Business Days following commencement.

Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to a decrease in the Redemption Price, amend the Rights Agreement in any manner.  After the Rights are no longer redeemable, the Company may, except with respect to a decrease in the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, the affiliates or associates of an Acquiring Person, or a holder whose Rights have become void).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement is filed as Exhibit 4.1 to this Form 8-A.  The foregoing summary description of the Rights Agreement is qualified in its entirety by reference to such exhibit.

Item 2.                    Exhibits.

4.1            Rights Agreement, dated as of November 21, 2008, between Walter Industries, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WALTER INDUSTRIES, INC.

(Registrant)

	By:	/s/ Catherine C. Bona
Catherine C. Bona
Vice President, Asst. General
Counsel and Secretary

November 21, 2008